Exhibit 99.1

Please note that the rights issue referenced in this letter (the “Rights Issue”) is being made in the United States pursuant to a prospectus (the “Prospectus”) and related registration statement filed by Barclays PLC (“Barclays”) with the United States Securities and Exchange Commission (the “SEC”) on September 16, 2013. Before you invest, you should read the Prospectus in that registration statement, as it may be amended from time to time, and other documents Barclays has filed, and will file, with the SEC for more complete information about Barclays and the Rights Issue. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov or by accessing the Barclays website at Barclays.com/rightsissue. Pursuant to Rule 173 of the United States Securities Act of 1933, as amended, you are hereby deemed to have access to the Prospectus. A copy of the Prospectus will not be delivered to you unless you specifically request it. The Rights Issue in Canada is being made pursuant to a Canadian offering memorandum that includes the Prospectus (the “Canadian Offering Memorandum”). The Canadian Offering Memorandum is available for free by accessing Barclays’ website at Barclays.com/rightsissue. If you would like to request that a copy of the Prospectus or the Canadian Offering Memorandum, as applicable, be mailed to you, please contact D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, +1 (800) 269-6427 (toll free in the U.S. or Canada) or +1 (212) 269-5550 (call collect from outside the U.S. and Canada).

Rights Issue

of

Barclays PLC

To:	Registered Holders of American Depositary Shares of Barclays PLC — NYSE “BCS”
From:	Barclays PLC
Date:	September 16, 2013
Re:	Rights Issue of Barclays PLC

This letter is being distributed to all holders of record of American Depositary Shares of Barclays (“ADSs”) as of 5:00 p.m. (New York City time) on September 13, 2013 (the “record date”) in connection with the Rights Issue by Barclays. Each holder of ADSs on the record date is entitled to receive one transferable right to purchase one new ADS (an “ADS right”) for every four ADSs held on the record date. Entitlements to ADS rights have been rounded down to the nearest whole number. No fractional ADS rights will be distributed, although holders of ADSs may receive a payment in respect of fractional ADS rights entitlements, as described in the Prospectus. The ADS rights are transferable and are expected to be admitted to trading on The New York Stock Exchange under the ticker symbol “BCS RT”.

Each ADS right entitles you to subscribe for one new ADS, as set forth in the Prospectus. To subscribe for new ADSs, you must deposit $12.34 per new ADS so subscribed with JPMorgan Chase Bank, N.A. (the “ADS rights agent”), which represents 105% of the estimated ADS subscription price, to account for possible exchange rate fluctuations before the U.S. dollar price is finally determined. As each ADS represents four existing ordinary shares, the estimated ADS subscription price is four times the U.S. dollar equivalent of the ordinary share subscription price using an exchange rate of $1.5876 per pound sterling (the closing spot rate as published by Bloomberg at 5:00 p.m. (New York City time) on September 13, 2013). The actual U.S. dollar ADS subscription price will be the U.S. dollar equivalent of four times the ordinary share subscription price of 185 pence per new ordinary share on or about October 2, 2013, as determined by Barclays. If the actual U.S. dollar ADS subscription price is less than the deposited amount, the ADS rights agent will refund the excess amount to you without interest. If there is a deficiency, the ADS rights agent will pay such deficiency on your behalf. The ADS rights agent will not deliver the new ADSs to you until it has received payment of the deficiency. The ADS rights agent may sell a portion of your new ADSs to cover the deficiency (including interest and expenses) if not paid by October 9, 2013. Please refer to the Prospectus for further information.

Barclays PLC. Registered in England. Registered No. 48839. Registered Office: 1 Churchill Place, London E14 5HP.

Alternatively, you may:

(i)	sell all or a portion of your ADS rights on The New York Stock Exchange;

(ii)	direct the ADS rights agent to cancel all or a portion of your ADS rights and, upon payment of the $0.05 per ADS right cancellation fee to the ADS rights agent and any other applicable fees, taxes or expenses, attempt to sell the ordinary share rights underlying such ADS rights on your behalf; or

(iii)	surrender all or a portion of your ADS rights to the ADS rights agent and, upon payment of the $0.05 per ADS right cancellation fee to the ADS rights agent, the ADS rights agent will, if so requested in writing, instruct its custodian to transfer the ordinary share rights represented by such ADS rights to an account you specify, in each case pursuant to the terms and subject to the conditions set forth in the Prospectus. You must have a brokerage account established in the U.K. and provide your U.K. brokerage account information in order to cancel your ADS rights and receive the underlying ordinary share rights.

If you take no action with respect to any of your ADS rights within the time periods prescribed below, such ADS rights will be deemed to have been declined and will lapse. If possible, the new ordinary shares ultimately underlying such ADS rights will be sold on your behalf, as described in the Prospectus. There is no guarantee that it will be possible to sell the new ordinary shares ultimately underlying such ADS rights at a price which results in a payment to you.

The following documents are enclosed:

1.	An ADS rights certificate statement showing your ADS rights entitlement; and

2.	A return envelope addressed to the ADS rights agent. Please include proper postage when returning to the ADS rights agent.

Your prompt action is requested. In order to instruct the ADS rights agent to attempt to sell the ordinary share rights underlying your ADS rights for you, a properly completed and executed ADS rights certificate must be received by the ADS rights agent no later than 2:30 p.m. (New York City time) on September 25, 2013. In order to surrender your ADS rights in time to receive the underlying ordinary share rights, a properly completed and executed ADS rights certificate must be received by the ADS rights agent no later than 12:00 p.m. (New York City time) on September 26, 2013. In order to exercise your ADS rights, a properly completed and executed ADS rights certificate, along with payment in full paid with a cashier check drawn on a U.S. bank in U.S. dollars, must be received by the ADS rights agent no later than 2:30 p.m. (New York City time) on October 1, 2013. If you fail to submit appropriate instructions and payment to the ADS rights agent by such time your ADS rights will be deemed to have been declined and will lapse.

If you have any questions or need assistance regarding the Rights Issue, please call Barclays’ information agent, D.F. King & Co., Inc., at +1 (212) 269-5550 (call collect from outside the U.S. and Canada) or +1 (800) 269-6427 (toll free in the U.S. and Canada).